P.E. 12/31/04 ARS

0-9811

APR 25 2005

BFC Financial Corp

BFC

Building Foremost Companies℠

2004 Summary Report

BFC

Building Foremost Companies℠

BFC is a diversified holding company which invests in and acquires mid-market businesses in various industries. We are a long-term, "buy and hold" investor in operating businesses, and partner with experienced management teams with the passion and skills to execute solid growth strategies that produce superior returns for all stakeholders. We strive through our ownership to create high-performance operating cultures in which portfolio company management can lead and grow their enterprises over the long term. **BFC**'s mission and passion is about...

BUILDING FOREMOST COMPANIES℠

BankAtlantic Bancorp (NYSE:BBX) *Direct ownership—22%*

BankAtlantic Bancorp's primary subsidiary BankAtlantic, founded in 1952, is Florida's Most Convenient Bank, and one of the largest financial institutions headquartered in Florida with 74 branches and an array of innovative customer services.

Ryan Beck & Co. *Wholly owned by BankAtlantic Bancorp*

Founded in 1946, Ryan Beck & Co. is a full-service investment banking, brokerage and financial services firm, providing personal investors, institutions and corporations with customized investment services through 39 offices in 14 states.

Bluegreen Corporation (NYSE:BXG) *Indirect ownership through Levitt Corporation's 31% stake*

Bluegreen Corporation is a developer, operator and marketer of vacation-club properties and residential golf communities in high profile destination markets.

Levitt Corporation (NYSE:LEV) *Direct ownership—17%*

Levitt Corporation specializes in developing active adult homes and master-planned communities in Florida through its subsidiaries Levitt and Sons and Core Communities.

Levitt & Sons *Wholly owned by Levitt Corporation*

Founded in 1929, Levitt & Sons develops active adult and family homes in Florida, and family homes in Tennessee and Mississippi through its sister company Bowden Homes.

Core Communities *Wholly owned by Levitt Corporation*

Core Communities, Levitt Corporation's land division, acquires and develops real estate for master-planned communities.

Benihana, Inc. (NASDAQ:BNHNA/BNHN) *Direct ownership of preferred stock convertible into 5% of common stock*

Benihana, Inc., is the oldest Asian-themed restaurant chain in the United States with 56-owned and 23-franchised teppanyaki-style "Benihana" branded locations and other Asian-themed restaurant concepts including Haru and RA Sushi.

"With interests in retail and commercial banking, investment banking and brokerage, home building, development of master-planned communities, time shares and specialty restaurants, BFC invests in diverse industries."

Alan B. Levan
BFC's Chairman & CEO



Alan B. Levan
BFC's Chairman & CEO

To Our Shareholders...

Building Foremost Companies. This is what BFC strives to achieve through our active investments in diverse operating businesses, and is the cornerstone of our long-term investment philosophy. We are a growing diversified holding company that seeks to provide a sound and stable platform for our operating companies to achieve their respective visions for success and, in turn, produce solid returns for BFC shareholders. Our family of investments stretches across a diverse range of industries, all operating with the support of BFC's long-term investment and growth strategies. We learned long ago that the most important asset in any enterprise is the quality and integrity of its people. Thus, we strive to invest in experienced and capable management teams sharing both our vision for long-term partnerships and steady growth, while possessing a passion for their business.

Two thousand four reflected the success of BFC's straight-forward, long-term investment philosophy with a number of financial milestones including:

- Net income available to common shareholders increased 97%
- Shareholder equity increased 46%
- Fully diluted earnings per share increased 88%

Since the outset of the BFC family's diversification strategy in 1997, and continuing through today, we have experienced solid growth accompanied by value creation. BFC's market value increased at a compounded annualized rate of more than 70 percent from 2001 through 2004. We calculate that these diversified investments have collectively produced an annualized average pre-tax rate of return approaching 30 percent during the same period, capped off by a strong performance in 2004. We are grateful and pleased with these results, and inspired by them to continue working diligently to discover and complete investments with similar promise and potential.

For all of our success, the market has yet to recognize and appreciate BFC itself and has, instead, focused more on our direct and indirect holdings, all of which delivered record performances this past year. Most of the BFC family diversification in the past has been accomplished indirectly at the BFC subsidiary level. Going forward, we intend that BFC itself will be an active direct investor and acquirer and, accordingly, will seek to access the capital markets from time to time.

BFC's growth has been the result of our long-term investment program, most prominently represented by two direct holdings, BankAtlantic Bancorp and Levitt Corporation, two NYSE-listed companies which continue leading their respective industries through organic growth, innovation, and an unwavering commitment to customer service. They also represent two enduring and familiar consumer brands in their respective marketplaces.

BFC began investing in what is today BankAtlantic Bancorp beginning in the mid 1980s, maintaining and prospering from its controlling interest ever since. Today, Bancorp is comprised of its subsidiaries, BankAtlantic and Ryan Beck & Co. In addition to my role as CEO of BFC, I also have had the privilege of serving continuously as CEO of our Bancorp subsidiary since 1987. From the mid 1980s until 1997, Bancorp represented BFC's only substantial operating company investment.

A Florida-based retail financial institution with $6.0 billion in assets and 74 branches, BankAtlantic delivered record financial performance in 2004. The bank has implemented a high-energy, highly-visible retail strategy focusing on customer convenience and 7-day banking, fashioning itself as "Florida's Most Convenient Bank." This initiative has resulted in high growth in its low-cost deposit base such that by year-end 2004, Florida's Most Convenient Bank opened 166,000 low-cost deposit accounts, a 31% increase over 2003 balances. The success of BankAtlantic's retail strategy contributed to parent company, BankAtlantic Bancorp, posting income from continuing operations of $70.8 million, an increase of 83% from 2003. My partner and Bancorp's Vice Chairman, Jack Abdo, and I have been blessed with a world-class executive management team at BankAtlantic that deserves credit and our thanks for that performance.

Bancorp subsidiary Ryan Beck & Co. is a leading full-service investment banking and brokerage firm headquartered since 1946 in New Jersey. We partnered with Ben Plotkin, Ryan Beck's very talented CEO, and his team to take the firm private through Bancorp in 1998, which made Ryan Beck the second BFC family diversified investment. We believed in Ben and his team, and subsequently invested additional capital. In 2002, Ryan Beck acquired the assets of Gruntal & Company, combining both firms' brokerage operations under the Ryan Beck brand, and created a brokerage network throughout the country. The firm experienced substantial growth in 2004, expanding its offices to new locations in Cherry Hill, NJ, and Boca Raton, FL, while relocating and expanding its headquarters in Florham Park, NJ. Ben and his team produced record results in 2004, and we are proud to be associated with such a successful group of financial and investment professionals.

BFC's direct ownership in Levitt resulted from the spin-off of Levitt Corporation from our Bancorp subsidiary at the end of 2003, making BFC the largest shareholder of Levitt. Levitt Corporation itself was created from our diversification efforts, having been formed by combining two separate and distinct acquisitions in 1997 and 1999: Core Communities, an award-winning land developer, and Levitt and Sons™, a storied 75-year old homebuilder. Through Bancorp, the BFC family acquired these two previously modest growth companies in the span of two years, with both becoming high-growth, very successful operating businesses under their veteran leaders, Pete Hegener at Core Communities, and Elliott Wiener at Levitt and Sons. Today, these companies are the key subsidiaries of Levitt Corporation, a public company trading on the NYSE under the LEV symbol. Levitt completed in 2004 a successful $114.8 million common stock offering, and also acquired a Tennessee-based homebuilder, Bowden Homes, led by John LaGuardia and Jeff Sweeney.

Levitt's additional 2004 milestones included the virtual sell-out of Core Communities' original master-planned community, St. Lucie West; the commencement of our newest master-planned community, Tradition; and penetration into new home building markets within Florida, as well as Georgia and Tennessee. These achievements translated into very impressive financial results, with earnings growing 114% to $57.4 million in 2004. Levitt's share price rose from $20.15 per share on January 2, 2004, to $30.57 at the end of 2004, an increase of 52%, and a $307.2 million increase in total shareholder value for the year. All BFC shareholders should join me in tipping our hats to Pete and Elliott, as well as their teams, who have been producing superb results.


9%
9%
13%
17%
22%
42%
NASDAQ Composite
S&P 500
NYSE Composite
Russell 2000
S&P Small Cap 600
BFCF

2004 BFC Stock Performance vs. Market Indexes


$5.2
$7.0
$13.8
+35%
+97%
2002
2003
2004

BFC Net Income Available to Common Shareholders
(In Millions)

"With the proper foundation, strong management and a long-term investment strategy, we have a winning combination where, upon acquisition, each BFC portfolio company has grown and prospered."

Alan B. Levan
BFC's Chairman & CEO



■ BFCF Stock Price
■ Aggregate Trading Volume for Year
1.9 Million Shares
$7.14
5.0 Million Shares
$10.12
2003
12/31/03
2004
12/31/04

BFC Stock Price at Year-End
and Aggregate Trading Volume
2003 vs. 2004

BFC's indirect ownership, through Levitt, in Bluegreen Corporation, a time share and resort developer, is worth special mention. We began investing, through Bancorp, in Bluegreen in 2001. Levitt then purchased a large position from a substantial real estate fund in 2002. Levitt currently owns approximately 31% of Bluegreen. Led by President George Donovan, a recent finalist in the Ernst & Young Entrepreneur of the Year Award, the company's revenues have been growing at a 24% compounded annual growth rate since our first investment, and increased 37% in 2004 over 2003 to $601.6 million. More importantly, net income has grown to $36.5 million in 2004 from $25.8 million, a 41% increase over 2003 net income. The investment in Bluegreen is a good example of putting into practice BFC's investment philosophy: Joining forces with a world-class management team operating in a restrictive ownership structure, and providing a stable, encouraging ownership environment which allowed George and his team to execute their long-term growth strategy for the enterprise.

In 2004, BFC also invested in the restaurant business through Benihana, Inc. (NASDAQ: BNHNA/BNHN), operator of the famous Benihana family of Asian-themed, high energy dining locations. Benihana is an American icon as one of the oldest and most recognizable restaurant brands operating today. Founded in 1964, Benihana has been a profitable, solid, cross-generational and timeless concept that we view as having considerable potential for growth and expansion, not only with its traditional "teppanyaki"-style, "Benihana" branded restaurants, but also with its more recent Asian-themed concepts of Haru and RA Sushi. The company was seeking long-term, patient growth capital, which BFC committed to provide with an investment of $20 million in the form of a convertible preferred stock. We funded our initial $10 million investment last July, and BFC is committed to invest an additional $10 million over the next two years. Our Vice Chairman, Jack Abdo, brought the Benihana opportunity to our attention, and we feel very comfortable helping finance the company's plans while throwing our support behind their veteran CEO, Joel Schwartz.

Russell 3000 Index

In June, BFC premiered on the Russell 3000® and Russell 2000® indexes, recognizing us among the 2000 largest exchange traded companies by market capitalization. This was a gratifying milestone for us, particularly since we didn't trade on any recognized exchange until May 2003. BFC intends to continue to devote substantial time and resources to investor relations activities, as we began to do in 2004, for the benefit of our current investors, and to introduce ourselves to potential new ones. The Russell inclusion is one concrete confirmation of that program.

BFC's success is due to the demonstrable achievements of the great management teams running the various operating businesses in which we have invested. Our strength flows from the vibrant family of companies that comprise BFC. Growth at BFC has been robust this past year, and we are hopeful, diligent and determined as we look to the future. The companies we hold today are BFC's vehicles for growth irrespective of the future investments we will consider. Our enterprises share the common thread of growing organically and, when appropriate, by acquisition. BFC also remains strategically committed to acquiring new and additional businesses in diverse industries, guided by our principles and refined by our experience with investments made to date. Our objective is to create long-term value for our shareholders by picking good companies in which to invest, and being loyal, reliable and patient partners to those companies and their management teams. As I stated in opening this letter, we are determined to burnish the image that reflects today's BFC...

Building Foremost Companies.℠

Alan

BFC Investment Philosophy

"We primarily invest in people, not in companies."

"We are active at the board of directors level, maintaining capable and independent boards at each portfolio company, and insist that the responsibility and accountability for business operations remain with management."

"We invest for the long haul, and partner with management teams that think long-term."


BFC
Financial Corp
NASDAQ

"We look for companies in enduring industries with drivers we can readily understand."

"We don't take a portfolio approach to our investments; rather, we invest in compelling opportunities consistent with our criteria."

"We prefer control investments as a means of ensuring that our enterprises are managed for long-term growth and strength, not just quarterly results."


$146.1 Million
or
$7.12 per Share
$249 Million
or
$8.24 per Share
$286 Million
or
$10.16 per Share
$363.5 Million
or
$12.08 per Share
BFC Market Value
Value of Holdings
12/31/2003
BFC Market Value
Value of Holdings
12/31/2004

BFC Market Value and Market Value of Public Holdings* 2003 vs. 2004

*Public holdings are comprised of 22% and 16.6%, respectively, of the common stock of BankAtlantic Bancorp and Levitt Corporation.

Diverse Management and Transaction Experience

BFC's veteran senior management team possesses broad management and transaction experience across a variety of business sectors, and has a demonstrated track record of building and financing companies. This seasoned group of senior officers brings together more than 130 years of combined experience in financial services, commercial and retail banking, investment banking, real estate, home building, land development, timeshare, hospitality, leisure travel, airlines, telecommunications, television production, construction, national restaurant chains and many other business sectors. BFC's management team has been involved in numerous types of transactions—mergers, acquisitions, divestitures, taking public companies private and private companies public, leveraged buyouts, partnerships, recapitalizations, restructurings and venture capital.

Acquisitions

Larger public or private companies from time to time will consider selling or divesting a division or subsidiary for a variety of reasons. BFC can help smooth the transition to becoming an independent company by providing the necessary resources and structure to achieve a newly independent company's goals while rewarding shareholders.

"Before the acquisition, our company had to upstream most of its cash flow to our previous parent. So, we were a management team with a clear vision of how to grow but without the resources to do so. The acquisition gave us the mandate, flexibility and encouragement to reinvest our capital for our own growth. As a result, we were able to penetrate new markets, helping us to become the high growth enterprise that we are today. Our revenues increased nearly 40% annually during the first four years after we were acquired."

Elliott Wiener
Levitt and Sons' President

Family Succession & Recapitalization

In today's business world, there is a generational change underway within thousands of family businesses whose founding generation seeks to attain some liquidity, set a sound estate planning strategy, while passing on the stewardship of the family business to the professional management team or the next generation. The continuity and culture of a business is something that BFC understands, cherishes and works to preserve.

"Family business owners want to pass along the business they have built so that it endures—not to have it absorbed by a competitor. This is why we are the perfect investor for a family business that cherishes the legacy as much as the dollar value of what took so long to create and build. Our long-term focus provides the platform so that the legacy lives on."

Phil Bakes
BFC's Managing Director

BFC
Building Foremost Companies

Privatization

When the vision for growth of a public company would be best achieved if it were a private entity, BFC has the knowledge and experience to effectively partner with its management team to take the enterprise to the next level.

"Prior to the acquisition, we were a microcap public company with pressure to consolidate with a larger investment bank and, at that time, without an opportunity to use the public markets for additional growth financing. Yet, we had a clear vision and belief that our growth and focused expertise were best achieved as an independent enterprise. BFC's subsidiary, BankAtlantic Bancorp, took us private, supplied additional capital and provided a very stable and supportive ownership platform to build our firm consistent with our vision. Being private also allowed us to focus exclusively on our firm and its customers. Doing so helped strengthen our franchise, improve our business and increase our profitability."

Ben Plotkin
Ryan Beck & Co.'s Chairman & CEO

Leveraged Buyout

BFC can provide the investment for acquisition of a business, or buyout of existing shareholder positions. This enables owners to achieve complete or partial liquidity while ensuring that current management will continue to run the business.

Change of Control or Minority Investments

BFC generally prefers to acquire control positions in the companies in which it invests. Control investments allow BFC to ensure that the enterprise is managed from a long-term perspective consistent with our fundamental philosophy as a "buy and hold" investor. We believe we have the experience to complete and structure transactions to afford the acquired business the financial flexibility to grow. In special situations, BFC will consider minority positions.

"The BFC family was the right investment partner for Bluegreen, and its position has allowed our management to implement a successful long-term, high growth strategy. BFC's representatives on our board provide sound advice and financial discipline, without restricting us from running and managing the enterprise. They are truly supportive of Bluegreen's management and vision, which continues to result in high growth for our company."

George Donovan
Bluegreen Corporation's President & CEO

"We were looking for patient capital to help fund the refurbishment of our traditional Benihana restaurants and our growth strategy, preferring an investor who would support our vision. BFC made it clear that they are long-term investors and are here to help us meet our goals, not to change or modify them. They are wonderful people to be in business with and have as investors in our company. BFC is the perfect fit."

Joel Schwartz
Benihana, Inc.'s President & CEO



$125.3
$85.7
$77.4
+11%
+46%
12/31/02
12/31/03
12/31/04

BFC Shareholders' Equity
(In Millions)



194%
81%
49%
39%
34%
25%
S&P 500
NYSE Composite
NASDAQ Composite
Russell 2000
S&P Small Cap 600
BFCF

1998–2004 BFC Stock
Performances vs. Market Indexes

BFC
Building Foremost Companies

Growth. Innovation. Expansion. "WOW!" These words describe an extremely busy and exciting year for BankAtlantic Bancorp. BankAtlantic Bancorp posted record income from continuing operations of $70.8 million, an increase of 83% from 2003.

In 2004, its subsidiary BankAtlantic continued to deliver robust growth in low-cost deposits as a result of its Florida's Most Convenient Bank initiatives. BankAtlantic continues to innovate by creating ground-breaking conveniences for its customers. BankAtlantic broke records in 2004, opening 166,000 low-cost deposit accounts, increasing low-cost deposit balances 31% from the prior year.

Two thousand four marked the launch of BankAtlantic's branch network transformation and expansion strategy featuring the redesign of all 74 locations, coupled with an initiative to construct new branches, which BankAtlantic refers to as "stores" to reflect their strong retail and customer focus. This strategy will continue throughout 2005-06 with renovations designed to maximize convenience for its expanding customer base, and extend BankAtlantic's bold brand image.

BankAtlantic continued to meet the changing needs of its customers with the roll-out of several marquis conveniences, including extending the hours of five stores until midnight, seven days a week; and offering unlimited free online Bill Pay to all customers.

BankAtlantic BANCORP

BankAtlantic

Florida's Most Convenient Bank

www.BankAtlantic.com

$6.4 BILLION IN BANCORP ASSETS AS OF DECEMBER 31, 2004



BankAtlantic
Florida's Most Convenient Bank
Branch Banking




$70.8
92.2%
COMPOUND ANNUAL GROWTH RATE
$38.6
$19.2
2002
2003
2004

BankAtlantic Bancorp
Income from Continuing Operations
(In Millions)


$1.82
$1.39
$1.03
+31%
+35%
2002
2003
2004

BankAtlantic
Low-Cost Deposits
(In Billions)

Delivering the "WOW!" Experience

The BankAtlantic culture is epitomized by one small word which carries enormous significance with its associates—"WOW!" The "WOW!" experience transforms an ordinary trip to the bank into a spontaneous, fun customer encounter. BankAtlantic's passion is delivering the "WOW!" experience to every customer, during every interaction, every single day.

Cultivating A Distinctive Brand

The vitality of BankAtlantic's cutting-edge brand permeates throughout its Florida footprint as the second year of the "Yeah, we're open" advertising campaign accelerates into high gear. This branding initiative communicates the BankAtlantic message, in fact its pledge, of being open for customers; open for business seven days a week, on holidays, with extended schedules, offering more business hours than any other Florida bank. And, BankAtlantic is equally open to offering new conveniences, to listening to customers, and putting new ideas quickly into action that translate into a uniquely convenient customer experience.

81%

INCREASE IN 2004 INCOME
FROM CONTINUING OPERATIONS



RYAN BECK & CO.
Excellence in Financial Services

www.ryanbeck.com

Two thousand four marked strong financial performance across all of Ryan Beck's various business units. The launch of Ryan Beck's integrated "Let's Get Down to Work" advertising campaign broadened its brand awareness as a straightforward, no-nonsense investment firm that generates results for its clients.

Founded in 1946, Ryan Beck is one of the more established investment banking and financial services firms in the United States. Expanding in 2004 to 39 offices in 14 states, Ryan Beck offers personally tailored, value-added investment and financing services to individual, institutional and corporate clients through three distinct operating divisions: A Private Client Group, Capital Markets Group and Investment Banking Group.


$221.4
$243.2
2003
2004

Gross Revenue
(In Millions)


$9.6
$17.5
2003
2004

Income from Continuing Operations
(In Millions)



Among the leading providers of vacation ownership resorts and residential communities in the United States, Bluegreen Corporation develops, markets and operates resort properties in eight states and Aruba. In 2004, Bluegreen experienced a tremendous year which included record earnings, posting diluted earnings per share of $1.23.

During the year, Bluegreen Resorts sold approximately 31,574 vacation ownership interests while Bluegreen Communities sold 2,765 homesites. The company's resort ownership base grew to more than 134,000 in 2004. Bluegreen Resorts continues to increase its market penetration positioning the company for the future .


$10.8
$25.8
$36.5
2002
2003
2004

Earnings
(In Millions)


$339.8
$438.5
$601.6
2002
2003
2004

Total Revenues
(In Millions)

bluegreen®

www.bluegreenonline.com

16.1%

2004 RETURN ON AVERAGE EQUITY

The Herald

REAL ESTATE

Cash deal clears way for Levitt's Mid-South expansion

Fort Lauderdale's Levitt announces the start of a push into the Mid-South by acquiring Bowden Building Corp. of Memphis for $7.25M in cash.

BY SHARON HARVEY ROSENBERG

"Bowden is the largest home builder in Memphis, which gives us very good critical mass in a market outside of Florida," Levan said.

---

strategies — South Florida CEO

(strategies)

Well Spun

Analysts had been telling BankAtlantic CEO Alan Levan that combining a retail banking operation with a homebuilder confused investors and dampened the stock price. So he spun off real estate firm Levitt Corporation on the New York Stock Exchange.



LEV NYSE
Levitt
CORPORATION
LEV NYSE

Levitt Corporation which went public on January the New York Stock Exchange in January (LEV-NYSE) after Fort Lauderdale-based BankAtlantic Corporation spun it off.

Reprinted with permission from South Florida CEO.

The Herald

ANALYSTS' ACTIONS

Analysts changed their ratings or began coverage last week on these Florida stocks.

- **Armor Holdings** (AH) was rated new "market perform" in new coverage by analyst Robert Spingarn at Wachovia Securities.
- **Lennar Corp.** (LEN) was reinstated "neutral" by analyst Lorraine Malkis at Merrill Lynch.
- **Levitt Corp.** (LEV) was rated new "buy" in new coverage by analyst Ian Zaffino at Israel A. Englander & Co. The price target is $30 per share.
- **Outback Steakhouse** (OSI) was rated new "underperform" in new coverage by analyst Howard Penney at Friedman, Billings, Ramsey & Co. The price target is $38 per share.
- **Darden Restaurants** (DRI) was downgraded to "market perform" from "outperform" by analyst Robert M. Derrington at Morgan Keegan. The stock was rated new "underperform" in new coverage by analyst Howard Penney at Friedman, Billings, Ramsey & Co. The price target is $19 per share.
- **Citrix Systems** (CTXS) was rated new "hold" in new coverage by analyst Katherine R. Egbert at Jefferies & Co. The 12-month price target is $20.50 per share.
- **Nabi Biopharmaceuticals** (NABI) was rated new "buy" in new coverage by analyst Dallas J. Webb at Stanford Group. The 12-month price target is $19 per share.

Forbes

Money & Investing



Plucking Flowers From the Wall

Over a 38-year investment career, John Keeley has become expert at finding valuable companies that Wall Street doesn't like BY ANDREW T. GILLIES

Over the past three years Levitt has turned in robust annualized growth in sales and profits of 39% and 56% respectively.

Reprinted by Permission of Forbes Magazine © 2004 Forbes Inc.

South Florida Sun-Sentinel

FRIDAY | JULY 30, 2004

EARNINGS

Levitt doubles profit

Housing boom, low interest rates behind growth

BY RAFAEL GERENA-MORALES

Florida's housing boom helped Fort Lauderdale-based Levitt Corp.'s second-quarter profit more than double to $13.7 million from a year ago, as its backlog for new homes under contract continued to grow, the homebuilder's executives said Thursday in a conference call.

And Levitt Corp.'s chairman and chief executive, Alan Levan, said Thursday that the company was considering acquiring small builders to expand beyond its core Florida market. In April, Levitt acquired Bowden Homes, which builds in Memphis and Nashville.

"We're looking for [small] home-

Levan

Levitt more than doubles 2nd-quarter profit

Reprinted with permission from the South Florida Sun-Sentinel.

Newsday

June 25, 2004 — Circulation: 579,351

Love it and Levitt in Florida

Love it and Levitt



The Levittown home purchased by Irving and Estelle Robbinson in the late 1940s for $7,990

Copyright, 2004, Newsday. Distributed by Tribune Media Services. Reprinted with permission.



Bloomberg-Palm Beach Post Index

Q.E.P. Co., Levitt Corp. lead rise in local stocks

Bloomberg News

Local stocks rose, led by Q.E.P. Co. Inc. and Levitt Corp.

The Bloomberg-Palm Beach Post Index, a price-weighted list of companies with operations in the region, gained 0.26 to 120.52.

Q.E.P. rose $1.32 to $15.22. Levitt rose 93 cents to $25.71.

In the broader market, the Standard & Poor's 500 index fell 0.32 percent to 1,125.38. The Dow Jones industrial average fell 0.5 percent to 10,282.83.

All of the Bloomberg Palm Beach Post Index members are either based in the region or have a large presence here and have a minimum market capitalization of $15 million.

The index was developed with a base value of 100 as of December 29, 1995.

The Herald

- **LEVITT**

HOMEBUILDER SEES NET SKYROCKET

Third-quarter profits jumped 78 percent for home builder **Levitt Corp. (LEV).** The Fort Lauderdale-based company reported that its third-quarter net income rose from $7.7 million a year ago to $13.7 million this year.

Total revenue for the third quarter was $134.5 million, a 105 percent increase from $65.5 million in the same quarter a year ago.

BFC

Chicago Tribune

In a 24/7 world, Labor Day's a workday

Holiday originally celebrated unions' victories, including winning workers the right to paid time off

LABOR DAY: Long hours can strain family ties

'We have recreation and entertainment at all hours of the night. Someone's got to provide those services.'

"Customers want to be able to bank when they want to bank, not when bankers want to provide the opportunity for them to bank," said Alan B. Levan, CEO of BankAtlantic, a Florida bank that says it has increased new accounts from 17,000 a year to 175,000 since it opened its doors seven days a week and extended evening hours in 2002. The bank will be open on Labor Day.

The Herald

FRIDAY, APRIL 30, 2004 | 101ST YEAR, NO. 339 | ©2004 THE MIAMI HERALD | FINAL

ACHIEVEMENT

Cutting Edge Award goes to BankAtlantic

A ROUND OF APPLAUSE

For achievements that include re-defining "banker's hours" as well as creating one of the largest financial institutions in Florida, BankAtlantic Bancorp received the annual Cutting Edge Award from the Greater Miami Chamber of Commerce on Thursday.

South Florida Sun-Sentinel

Business

MARKETING

ALWAYS ON SUNDAY

Expanded hours win over customers for South Florida-based bank.

Expanded service is costly

BANKATLANTIC

"Customers like Hillyer have responded to BankAtlantic's seven-day-a-week schedule in a most important way—with their business. More than two years after the bank offered expanded hours, BankAtlantic has gained 331,000 new accounts," said Alan Levan, chairman and chief executive officer of BankAtlantic Bancorp Inc., the bank's parent company.

Tampa Bay Business Journal

Lightning strikes — partners bank on deal

South Florida Sun-Sentinel

MondayMorning

QUICK TAKES

Job awaits, if 7's your number

The Palm Beach Post

D

FRIDAY, MAY 14, 2004

PalmBeachPost.com

BUSINESS

BankAtlantic to put millions into new look, new branches

BankAtlantic Bancorp (BBX) led the pack, returning an astounding 300%. That includes the value of its Levitt home-building unit, which it spun off to shareholders in January. The other four rose from 34% to 53%.

Kiplinger's Personal Finance Magazine

Money in the Bank

UPDATE | Our small-bank stock picks were golden

By Brian P. Knestout

The small banks we profiled in "Bankers You Can Love" last April turned out to be as good as gold. We suggested five stocks that soared, on average, 98% over the past year, to February 2. During the same period, the Dow Jones index of large U.S. bank stocks gained 30%.

BankAtlantic Bancorp (BBX) led the pack, returning an astounding 300%. That includes the value of its Levitt home-building unit, which it spun off to shareholders in January. The other four rose from 34% to 53%.

The stocks in our piece on famous companies that had taken it on the chin ("Black and Blue Chips") rose 37%, on average (versus 32% for Standard & Poor's 500-stock index).

Unfortunately, we didn't vote yes on all. Our worst call: saying it wasn't time to buy Home Depot (HD), shares of which rose 71%. We were also lukewarm about Schwab (SCH), which climbed 37%.

We correctly said that investors should buy General Electric (GE), up 49%. We were right about a comeback at Coca-Cola (KO), which gained 24%. As for our call to avoid Bristol-Myers Squibb (BMY) because of accounting worries, we stand by it. Bristol did rise 23%, helped by good news about the company's pipeline of new drugs, but is predicting a rough 2004. ■

BFC 13.

Levitt CORPORATION
www.levittcorporation.com

Levitt and Sons™ America's Oldest Homebuilder
www.levittandsons.com

CORE COMMUNITIES
www.corecommunites.com

Bowden HOMES A Division of Levitt Corporation
www.bowdenhomes.com

Two thousand four marked a momentous year for Levitt Corporation as we commemorated the 75th year of home building for Levitt and Sons™, experienced the highest earnings in our history, and entered our inaugural year as a publicly-traded company.

Levitt's access to the capital markets as a public entity, its expansion of existing communities and home building lot inventories, and its penetration into robust new home building markets translated into enhanced shareholder value. Following Levitt's spin off from its parent company BankAtlantic Bancorp, on Dec. 31, 2003, our stock appreciated 52% by year end. Levitt's approach to fulfilling the American dream of home ownership and sense of community remains as imaginative today as it was during the pioneering days of post World War II. Our drive to continually innovate the concept of home building results in the delivery of high quality, affordable homes and community lifestyles which positions Levitt at the forefront of our industry.



114%

INCREASE IN 2004 NET INCOME


St. Lucie
West
A Master Planned Community

A surge in home sales and backlogs in 2003 led to the delivery of 2,126 Levitt homes in 2004, a 110% increase over 2003. These increased deliveries played a significant role in Levitt's record earnings of $57.4 million, a 114% increase over 2003. This strong performance reflects an acceleration of our community development activities to accommodate the rising influx of active adult residents in the Florida market.

Levitt's expertise as a leading home builder was broadly embraced this past year by the transitioning baby boomer generation now entering their active adult years.




$19.5
$26.8
$57.4
2002
2003
2004

Earnings
(In Millions)


$209.4
$285.5
$554.5
2002
2003
2004

Revenues
(In Millions)

"We cherish a strong and stable partner such as BFC, a company dedicated to nurturing and supporting this veteran management team's vision for our company."

Joel A. Schwartz
Benihana, Inc.'s President & CEO



BENIHANA
An Experience at Every Table
www.benihana.com

$203
MILLION IN REVENUES FOR FISCAL YEAR 2004

The Benihana family of Asian-themed, high energy dining locations is an American icon, and one of the oldest and most recognizable restaurant brands operating today. Founded in 1964, Benihana has refined its innovative concept of "teppanyaki"-style, "Benihana" branded restaurants, and more recently introduced its Asian-themed concepts of Haru and RA Sushi. The company's longevity turns on its unique dining experience, showcasing fresh, classic and flavorful Japanese dishes and, in the Benihana-branded outlets, actually prepared at customers' tables.

BFC

Building Foremost Companies℠

Board of Directors

Alan B. Levan
Chairman of the Board and Chief Executive Officer

John E. Abdo
Vice Chairman of the Board

D. Keith Cobb
Consultant

Oscar Holzmann
Associate Professor of Accounting, University of Miami

Earl Pertnoy
Real Estate Investor

Neil Sterling
Principal, The Sterling Resources Group

Executive Officers

Alan B. Levan
Chairman of the Board and Chief Executive Officer

John E. Abdo
Vice Chairman of the Board

Phil Bakes
Managing Director

Glen R. Gilbert
Chief Financial Officer and Executive Vice President

Shareholder Information

Corporate Office
General Offices
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
Telephone: 954-940-4900
Fax: 954-940-5320

Investments and Business Development

4150 SW 28th Way
Fort Lauderdale, Florida 33312
Telephone: 954-585-2938

Independent Registered Certified Public Accounting Firm

PricewaterhouseCoopers, LLP
Fort Lauderdale, Florida

Financial Publications

Copies of the Company's Form 10-K, Summary Report and other financial publications are available at the BFC website at www.bfcfinancial.com or upon request from:

BFC
Investor Relations
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
info@bfcfinancial.com

Investor Relations

Visit the Investor Relations area of the BFC website for stock information, financial news releases, investor presentations, SEC filings, and other general BFC and shareholder-related information at www.bfcfinancial.com

Shareholders, analysts, portfolio managers and other investors seeking additional information about the Company should contact:

Sharon Lyn
Vice President
Investor Relations
or
Leo Hinkley
Senior Vice President
Telephone: 954-940-4994
Email: investorrelations@bfcfinancial.com

Registrar-Transfer Agent

For shareholder inquiries concerning stock transfer requirements, lost certificates, dividends, address changes and other shareholder matters, please contact:

American Stock Transfer & Trust Company
Shareholder Services
59 Maiden Lane
New York, New York 10038
Telephone: 800-937-5449
www.amstock.com

Electronic News Access

Corporate news releases are issued through PR Newswire (www.prnewswire.com) and can be accessed through the Internet and other sources, including Dow Jones News Retrieval, Bloomberg, Dialog, Lexis/Nexis, CompuServe, and America Online, as well as via BFC's website at www.bfcfinancial.com

Stock Listing

BFC's Class A Common Stock is traded on the NASDAQ National Market under the symbol "**BFCF.**"

BFC's Class B Common Stock is traded on the OTC Bulletin Board under the symbol "**BFCFB.**"

This Summary Report is not intended as a substitute for our Annual Report on Form 10-K for the year ended December 31, 2004 ("2004 Annual Report on Form 10-K"). Our 2004 Annual Report on Form 10-K contains information not included in this Summary Report. Our 2004 Annual Report on Form 10-K may be obtained by accessing the investor relations section of our website at www.bfcfinancial.com or by contacting BFC's Investor Relations Department.

This Summary Report contains forward-looking statements, such as expectations, anticipated events, projections, targets and business plans. Actual results could differ materially from those contemplated, expressed or implied by such forward-looking statements, due to risks and uncertainties that include, among others, the impact of economic and competitive factors affecting BFC Financial Corporation and the Company's subsidiaries and investments and the risks and factors detailed in reports filed by the Company with the Securities and Exchange Commission, including the Company's 2004 Annual Report on Form 10-K. In addition, past performance is not necessarily an indication of actual or expected future results.

BFC

Building Foremost Companies[SM]

www.bfcfinancial.com